Exhibit 99.1

360 DigiTech Announces First Quarter 2022 Unaudited Financial Results

and Declares Quarterly Dividend

Shanghai, May 24, 2022, 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Business Highlights

•	As of March 31, 2022, our platform has connected 122 financial institutional partners and 192.9 million consumers*1 with potential credit needs, cumulatively, an increase of 14.1% from 169.1 million a year ago.

•	Cumulative users with approved credit lines*2 were 39.8 million as of March 31, 2022, an increase of 21.7% from 32.7 million as of March 31, 2021.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 25.0 million as of March 31, 2022, an increase of 19.0% from 21.0 million as of March 31, 2021.

•	In the first quarter of 2022, financial institutional partners originated 14,262,386 loans*3 through our platform. Total facilitation and origination loan volume reached RMB98,833 million*4, an increase of 33.3% from RMB74,149 million in the same period of 2021.

•	Out of those loans originated by financial institutions, RMB53,327 million was under capital-light model, Intelligence Credit Engine (“ICE”) and other technology solutions, representing 54.0% of the total, an increase of 43.2% from RMB37,245 million in the same period of 2021.

•	Total outstanding balance*5 of the loans originated by financial institutional partners through our platform was RMB146,720 million as of March 31, 2022, an increase of 44.0% from RMB101,920 million as of March 31, 2021.

•	RMB78,804 million of such loan balance was under capital-light model, “ICE” and other technology solutions, an increase of 84.2% from RMB42,775 million as of March 31, 2021.

•	Financial institutions granted approximately RMB7.4 billion credit lines to small and micro-sized enterprises and their owners (collectively, SMEs)*6 through our platform in the first quarter of 2022.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the first quarter of 2022 was approximately 10.99 months, compared with 10.17 months in the same period of 2021.

•	90 day+ delinquency rate*7 of loans originated by financial institutions across our platform was 2.40% as of March 31, 2022.

•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the first quarter of 2022 was 87.8%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 4,189,074 loans across “V-pocket”, and 10,073,312 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions. “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company do not bear principal risk.

5 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

6 SME loans are loans issued to SMEs with e-commerce operations, with business sales receipt, and/or with business taxation record.

 7 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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First Quarter 2022 Financial Highlights

•	Total net revenue increased by 20.0% to RMB4,320.0 million (US$681.5 million) from RMB3,599.2 million in the same period of 2021.

•	Income from operations was RMB1,359.3 million (US$214.4 million), compared to RMB1,557.8 million in the same period of 2021.

•	Non-GAAP*9 income from operations was RMB1,411.3 million (US$222.6 million), compared to RMB1,617.3 million in the same period of 2021.

•	Operating margin was 31.5%. Non-GAAP operating margin was 32.7%.

•	Net income was RMB1,174.4 million (US$185.2 million), compared to RMB1,347.2 million in the same period of 2021.

•	Non-GAAP net income was RMB1,226.4 million (US$193.5 million, compared to RMB1,406.8 million in the same period of 2021.

•	Net income attributed to the Company was RMB1,179.5 million (US$186.1 million), compared to RMB1,347.4 million in the same period of 2021.

•	Net income margin was 27.2%. Non-GAAP net income margin was 28.4%.

9 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “We are pleased to report another solid quarter despite amidst dampened macroeconomic environment and the resurgence of the COVID-19 in certain regions of China. In the first quarter, Total facilitation and origination volume was RMB98.8 billion, up approximately 33% year-on-year. Approximately 54% of the loans was facilitated under the capital-light model, ICE and other technology solutions*10, as we continued to pursue long term sustainable technology driven business models.

More importantly, we are making significant progress to serve user segments with lower overall credit risk and higher retention. As a result, we further lowered our product pricing during this quarter. Average IRR of the cap-heavy and cap-light loans originated through our platform was already below 24% in the first quarter, and we are confident to move ahead of the schedule to meet the rate cap requirement. During the quarter, we also continued to expand our financial institution partnership, particularly with larger banks with national coverage, to secure ample funding sources at competitive terms.

On the regulatory front, as one of the leading Credit-Tech platforms, we have worked diligently to implement necessary rectification to our operations according to regulatory guidance and requirements. We are encouraged by recent public comments from regulators, which continue to support healthy development of platform economy and suggest changing regulatory focus from rectification toward regular supervision.”

“We are very glad to report a solid quarter of strong financial results in a challenging macro environment. Total revenue was RMB4.32 billion and non-GAAP net income was RMB1.23 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “Although demand for consumer credit was as expected with normal seasonality in the first quarter, we started to take prudent approach to operate our business to better navigate through the uncertainty resulting from the challenging macro backdrop. At the end of the first quarter, our total cash and cash equivalent was approximately RMB9.8 billion, of which approximately RMB6.2 billion was non-restricted, giving us ever strong financial positions to support our long term growth while dealing with near term economic challenges.”

Mr. Yan Zheng, Chief Risk Officer, added, “First quarter was a very dynamic period from risk management perspective. On one hand, as we optimized our risk model and brought in more high quality users, overall risk profile of our borrowers improved noticeably, as indicated by the improving Day-1 delinquency*11 to 5.2% from 5.4% a quarter ago. On the other hand, 30-day collection rate*12 declined modestly to 86% from 87% quarter-by-quarter, mainly because we had to adjust our collection operations in regions being significantly impacted by the resurgence of the COVID-19. Overall, we believe asset quality will gradually improve later in the year, particularly in the second half, primarily due to our further penetration into better user segments.”

10 We’ve mainly used data technology tools and AI credit assessment systems in the process of providing such services as loan facilitation, post-facilitation and borrowers’ referral to our customers. Revenue from these technology powered services accounted for 45% of our total net revenue for the first quarter 2022.

11 “D1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

12 “M1 collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of specified date, divided by (ii) the total amount of principal that became overdue as of a specified date.

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First Quarter 2022 Financial Results

Total net revenue was RMB4,320.0 million (US$681.5 million), compared to RMB3,599.2 million in the same period of 2021, and RMB4,422.1 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,920.6 million (US$460.7 million), compared to RMB2,451.3 million in the same period of 2021, and RMB2,713.2 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB561.4 million (US$88.6 million), compared to RMB724.3 million in the same period of 2021 and RMB479.9 million in the prior quarter. The year-over-year decline was driven by lower interest rates of the capital heavy loans, and the sequential increase was primarily due to higher average tenor of the loans.

Financing income*13 was RMB789.2 million (US$124.5 million), compared to RMB409.4 million in the same period of 2021 and RMB716.1 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in outstanding on-balance-sheet loan balance.

Revenue from releasing of guarantee liabilities was RMB1,550.0 million (US$244.5 million), compared to RMB1,295.4 million in the same period of 2021, and RMB1,494.7 million in the prior quarter. The year-over-year and sequential growth mainly reflected increasing trends in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB20.0 million (US$3.2 million), compared to RMB22.2 million in the same period of 2021, and RMB22.5 million in the prior quarter. The year-over-year and sequential declines were mainly due to declines in late payment fees under capital-heavy model.

Net revenue from Platform Services was RMB1,399.4 million (US$220.8 million), compared to RMB1,147.9 million in the same period of 2021 and RMB1,708.9 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB1,098.9 million (US$173.4 million), compared to RMB993.9 million in the same period of 2021 and RMB1,485.3 million in the prior quarter. The year-over-year growth was primarily due to the growth in outstanding loan balance under capital-light model, the sequential decline was mainly due to the decline in loan facilitation volume under capital-light model as well as lower average prices.

Referral services fees were RMB247.3 million (US$39.0 million), compared to RMB126.3 million in the same period of 2021 and RMB177.4 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in facilitation volume through ICE.

Other services fees were RMB53.2 million (US$8.4 million), compared to RMB27.6 million in the same period of 2021 and RMB46.2 million in the prior quarter. The year-over-year and sequential growth reflected the growth in late payment fees under capital-light model.

Total operating costs and expenses were RMB2,960.8 million (US$467.1 million), compared to RMB2,041.4 million in the same period of 2021 and RMB2,940.5 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB614.9 million (US$97.0 million), compared to RMB477.8 million in the same period of 2021 and RMB589.2 million in the prior quarter. The year-over-year and sequential increases were in part due to growth in loan facilitation and origination volume and balance.

Funding costs were RMB103.8 million (US$16.4 million), compared to RMB79.1million in the same period of 2021 and RMB91.4 million in the prior quarter. The year-over-year and sequential increase were mainly due to the growth in funding from ABS and trusts.

Sales and marketing expenses were RMB552.6 million (US$87.2 million), compared to RMB385.0 million in the same period of 2021 and RMB628.2 million in the prior quarter. The year-over-year increase was mainly due to the growth of loan facilitation and origination volume. The sequential decline was in part due to normal seasonality associated with the Chinese New Year holidays.

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General and administrative expenses were RMB122.3 million (US$19.3 million), compared to RMB104.5 million in the same period of 2021 and RMB140.5 million in the prior quarter. The year-over-year increase was due to expanded business operations. The sequential decline was due to lower professional service fees and our continued effort to improve operational efficiency.

Provision for loans receivable was RMB491.2 million (US$77.5 million), compared to RMB134.9 million in the same period of 2021 and RMB223.1 million in the prior quarter. The year-over-year and sequential increases were mainly due to growth in on-balance sheet loans and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for financial assets receivable was RMB60.5 million (US$9.5 million), compared to RMB45.1 million in the same period of 2021 and RMB70.3 million in the prior quarter. The fluctuations were consistent with trends in facilitation volume of off-balance-sheet capital-heavy loans.

Provision for accounts receivable and contract assets was RMB53.6 million (US$8.5 million), compared to RMB56.4 million in the same period of 2021 and RMB38.4 million in the prior quarter. The year-over-year decline was primarily due to a decrease in facilitation volume under capital-light model. The sequential increase mainly reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB961.9 million (US$151.7 million), compared to RMB758.7 million in the same period of 2021 and RMB1,159.3 million in the prior quarter. The year-over-year and sequential changes were largely driven by the change in facilitation volume of off-balance-sheet capital-heavy loans and also reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB1,359.3 million (US$214.4 million), compared to RMB1,557.8 million in the same period of 2021 and RMB1,481.6 million in the prior quarter.

Non-GAAP income from operations was RMB1,411.3 million (US$222.6 million), compared to RMB1,617.3 million in the same period of 2021 and RMB1,539.1 million in the prior quarter.

Operating margin was 31.5%. Non-GAAP operating margin was 32.7%.

Income before income tax expense was RMB1,390.8 million (US$219.4 million), compared to RMB1,605.3 million in the same period of 2021 and RMB1,541.5million in the prior quarter.

Net income attributed to the Company was RMB1,179.5 million (US$186.1 million), compared to RMB1,347.4 million in the same period of 2021 and RMB1,322.6 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,231.6 million (US$194.3 million), compared to RMB1,407.0 million in the same period of 2021 and RMB1,380.1 million in the prior quarter.

Net income margin was 27.2%. Non-GAAP net income margin was 28.4%.

Net income per fully diluted ADS was RMB7.36 (US$1.16).

Non-GAAP net income per fully diluted ADS was RMB7.68 (US$1.21).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 155.30 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 160.46 million.

13 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

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M1+ Delinquency Rate by Vintage and M6+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative M1+ delinquency rates by loan facilitation and origination vintage and M6+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the M1+ charts, and loans under “ICE” and other technology solutions are not included in the M6+ charts:

Quarterly Dividend

The board of directors of the Company has approved a dividend of US$0.11 per ordinary share, or US$0.22 per ADS, for the first fiscal quarter of 2022 in accordance with the Company’s dividend policy, which is expected to be paid on July 27, 2022 to shareholders of record as of the close of business on June 20, 2022.

Business Outlook

Given the current macro environment and the resurgence of COVID-19, the Company would like to maintain its outlook for loan facilitation and origination volume for 2022 at between RMB410 billion and RMB450 billion, representing year-on-year growth of 15% to 26%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

Conference Call

360 DigiTech’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, May 24, 2022 (8:30 AM Beijing Time on May 25).

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	20100839#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until May 31, 2022:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	520002349#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at ir.360shuke.com.

About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a leading Credit-Tech platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. The Company’s solutions provide seamless experiences and create noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

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Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income, non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, non-GAAP net income represents net income excluding share-based compensation expenses, non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses and non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	6,116,360	6,176,429	974,308
Restricted cash	2,643,587	2,634,684	415,611
Security deposit prepaid to third-party guarantee companies	874,886	942,749	148,715
Funds receivable from third party payment service providers	153,151	194,462	30,676
Accounts receivable and contract assets, net	3,097,254	3,103,366	489,544
Financial assets receivable, net	3,806,243	3,797,275	599,005
Amounts due from related parties	837,324	907,767	143,197
Loans receivable, net	9,844,481	11,213,633	1,768,907
Prepaid expenses and other assets	383,937	446,632	70,454
Total current assets	27,757,223	29,416,997	4,640,417
Non-current assets:
Accounts receivable and contract assets, net-non current	223,474	231,610	36,536
Financial assets receivable, net-non current	597,965	612,331	96,593
Amounts due from related parties	140,851	97,296	15,348
Loans receivable, net-non current	2,859,349	3,455,822	545,143
Property and equipment, net	24,941	22,992	3,627
Land use rights,net	1,018,908	1,013,728	159,912
Intangible assets	4,961	6,066	957
Deferred tax assets	834,717	920,706	145,238
Other non-current assets	42,606	72,169	11,384
Total non-current assets	5,747,772	6,432,720	1,014,738
TOTAL ASSETS	33,504,995	35,849,717	5,655,155

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	2,304,518	2,638,903	416,277
Accrued expenses and other current liabilities	2,258,329	2,233,599	352,342
Amounts due to related parties	214,057	171,675	27,081
Short term loans	397,576	586,461	92,512
Guarantee liabilities-stand ready	4,818,144	4,738,371	747,460
Guarantee liabilities-contingent	3,285,081	3,257,577	513,870
Income tax payable	624,112	697,278	109,993
Other tax payable	241,369	308,535	48,670
Total current liabilities	14,143,186	14,632,399	2,308,205
Non-current liabilities:
Deferred tax liabilities	121,426	146,244	23,069
Payable to investors of the consolidated trusts-noncurrent	4,010,597	4,858,799	766,457
Other long-term liabilities	13,177	32,046	5,055
Total non-current liabilities	4,145,200	5,037,089	794,581
TOTAL LIABILITIES	18,288,386	19,669,488	3,102,786
TOTAL 360 DIGITECH INC EQUITY	15,203,863	16,172,624	2,551,169
Noncontroling interests	12,746	7,605	1,200
TOTAL EQUITY	15,216,609	16,180,229	2,552,369
TOTAL LIABILITIES AND EQUITY	33,504,995	35,849,717	5,655,155

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Credit driven services	2,451,343	2,920,630	460,717
Loan facilitation and servicing fees-capital heavy	724,311	561,411	88,560
Financing income	409,440	789,248	124,501
Revenue from releasing of guarantee liabilities	1,295,427	1,549,968	244,501
Other services fees	22,165	20,003	3,155
Platform services	1,147,866	1,399,417	220,752
Loan facilitation and servicing fees-capital light	993,889	1,098,931	173,352
Referral services fees	126,330	247,298	39,010
Other services fees	27,647	53,188	8,390
Total net revenue	3,599,209	4,320,047	681,469
Facilitation, origination and servicing	477,756	614,930	97,003
Funding costs	79,078	103,768	16,369
Sales and marketing	385,009	552,577	87,167
General and administrative	104,496	122,258	19,286
Provision for loans receivable	134,908	491,227	77,489
Provision for financial assets receivable	45,060	60,514	9,546
Provision for accounts receivable and contract assets	56,433	53,608	8,456
Provision for contingent liabilities	758,676	961,896	151,735
Total operating costs and expenses	2,041,416	2,960,778	467,051
Income from operations	1,557,793	1,359,269	214,418
Interest income, net	36,384	24,417	3,852
Foreign exchange (loss) gain	(7,992)	4,952	781
Other income, net	19,114	7,048	1,112
Investment loss	-	(4,900)	(773)
Income before income tax expense	1,605,299	1,390,786	219,390
Income taxes expense	(258,051)	(216,429)	(34,141)
Net income	1,347,248	1,174,357	185,249
Net loss attributable to noncontrolling interests	193	5,141	811
Net income attributable to ordinary shareholders of the Company	1,347,441	1,179,498	186,060
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	4.42	3.80	0.60
Diluted	4.22	3.68	0.58

Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	8.84	7.60	1.20
Diluted	8.44	7.36	1.16

Weighted average shares used in calculating net income per ordinary share
Basic	304,883,875	310,597,659	310,597,659
Diluted	319,419,632	320,913,400	320,913,400

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Net cash provided by operating activities	745,108	1,419,597	223,935
Net cash (used in) investing activities	(52,158)	(2,441,645)	(385,159)
Net cash provided by financing activities	789,292	1,077,034	169,898
Effect of foreign exchange rate changes	(1,436)	(3,820)	(603)
Net increase in cash and cash equivalents	1,480,806	51,166	8,071
Cash, cash equivalents, and restricted cash, beginning of period	6,774,266	8,759,947	1,381,848
Cash, cash equivalents, and restricted cash, end of period	8,255,072	8,811,113	1,389,919

In December 2021, the Company acquired 30% equity interest of Shanghai 360 Changfeng Technology Co., Ltd. (“360 Changfeng”). Before the transaction, the Company owns 40% equity interest of 360 Changfeng and accounted for it as equity method investment. As such, it consolidated 360 Changfeng's financial statement into its financial statements after the transaction. The transaction is between entities under common control and has been retrospectively reflected in the consolidated financial statements from the beginning of 2021, but not to prior year as there is no impact. 360 Changfeng's major transaction in 2021 is to purchase the land use right at the amount of RMB 1 billion in the first quarter which is classified as "net cash used in operating activities" reflected in the Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021. The details of the transaction was provided in the Company's press release furnished to the SEC on form 6-K which dated on December 20, 2021.

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Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Net income	1,347,248	1,174,357	185,249
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	6,221	(6,259)	(987)
Other comprehensive income (loss)	6,221	(6,259)	(987)
Total comprehensive income	1,353,469	1,168,098	184,262
Comprehensive loss attributable to noncontrolling interests	193	5,141	811
Comprehensive income attributable to ordinary shareholders	1,353,662	1,173,239	185,073

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,347,248	1,174,357	185,249
Add: Share-based compensation expenses	59,546	52,074	8,214
Non-GAAP net income	1,406,794	1,226,431	193,463
Non-GAAP net income margin	39.1%	28.4%
GAAP net income margin	37.4%	27.2%

Net income attributable to shareholders of 360 DigiTech, Inc	1,347,441	1,179,498	186,060
Add: Share-based compensation expenses	59,546	52,074	8,214
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	1,406,987	1,231,572	194,274
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	159,709,816	160,456,700	160,456,700
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	8.44	7.36	1.16
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	8.81	7.68	1.21

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,557,793	1,359,269	214,418
Add: Share-based compensation expenses	59,546	52,074	8,214
Non-GAAP Income from operations	1,617,339	1,411,343	222,632
Non-GAAP operating margin	44.9%	32.7%
GAAP operating margin	43.3%	31.5%

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